UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2009
Commission File Number: 000-53445
KB Financial Group Inc.
(Translation of registrant’s name into English)
9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          N/A          .

Results of the Annual General Meeting of Shareholders of
Kookmin Bank for Fiscal Year 2008
On March 25, 2009, Kookmin Bank, a wholly-owned subsidiary of KB Financial Group Inc., held its annual general meeting of shareholders for fiscal year 2008, and all three agenda items listed below were approved and ratified as originally proposed.

■ Agendum 1.	Approval of non-consolidated financial statements (balance sheet, income statement and statement of appropriation of retained earnings) for the fiscal year 2008

■ Agendum 2.	Amendment of the Articles of Incorporation

■ Agendum 3.	Approval of the aggregate remuneration limit for directors
Details of Approved Agenda Items

■ Key items of the approved non-consolidated financial statements for the fiscal year 2008

(In millions of Won,
except per share amounts)
Total assets	~~W~~262,093,177
Total liabilities	244,779,083
Capital stock	2,181,896
Total shareholders’ equity	17,314,094
Operating revenue	44,379,564
Operating income	1,811,443
Net income	1,510,784
Net income per share (In currency units)	~~W~~4,480

■ Declaration of Dividends
       No dividend was declared.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)
Date: March 25, 2009	By: /s/ Woong Won Yoon
(Signature)
	Name:	Woong Won Yoon
	Title:	General Manager